Exhibit 2.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

On March 19, 2026, Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Company Pte. Ltd.) (Company Registration No.: 202537774K), a Singapore public company limited by shares (the “Company”) consummated the previously announced business combination with dMY Squared Technology Group, Inc. (“DMY”), pursuant to the business combination agreement, dated as of September 9, 2025 (as amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among DMY, the Company, Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of the Company (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Horizon”).

On March 19, 2026 (the “Amalgamation Effective Time”), Merger Sub 1 amalgamated with and into Horizon (the “Amalgamation”), with Horizon surviving the Amalgamation as a wholly-owned subsidiary of the Company and the outstanding shares of Horizon being converted into the right to receive shares of the Company’s Class A ordinary shares, with no par value (the “Company Class A Ordinary Shares”) or the right to receive shares of the Company’s Class B ordinary shares, with no par value (the “Company Class B Ordinary Shares”), as the case may be. Subsequent to the Amalgamation, Merger Sub 2 merged with and into DMY (the “Merger”), with DMY surviving the Merger as a wholly-owned subsidiary of the Company and the outstanding securities of DMY being converted into the right to receive Company Class A Ordinary Shares and/or Company Warrants (as defined below) of the Company (the Amalgamation and the Merger together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Business Combination”).

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in the Company’s register of members. Only persons who are registered in Company’s register of members are recognized under Singapore law as Company’s shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against Company or otherwise seek to enforce their rights as shareholders. Company’s branch register of members is maintained by Company’s transfer agent

Ordinary Shares

The Company’s Ordinary Shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, the Company notes that any subscriber of Company Ordinary Shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to Company’s assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” The Company believes this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. The Company cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of the Company’s own ordinary shares.

Voting Rights

Each Company Class A Ordinary Share is entitled to one vote per share and each Company Class B Ordinary Share is entitled to three votes per share. Voting at any meeting of shareholders is by poll. On a poll, each holder of Company Class A Ordinary Shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has one vote for each Company Class A Ordinary Share which he holds or represents, while each holder of Company Class B Ordinary Shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has three votes for each Company Class B Ordinary Share which he holds or represents. Proxies need not be shareholders. There are no limitations imposed by the Company A&R Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Company’s shares. In addition, there are no provisions in the Company A&R Constitution governing the ownership threshold above which shareholder ownership must be disclosed.

Only those shareholders who are registered in Company’s register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or, in the case of a corporation, by a representative. Therefore, since the Company ordinary shares are held through the Depositary Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding Company Ordinary Shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Company’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own Company Ordinary Shares electronically in book-entry form through DTC).

Dividends

Company may, by ordinary resolution, declare dividends at a general meeting of Company’s shareholders, but no dividend shall be payable except out of Company’s profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors of the Company (the “Board”). Subject to the Company A&R Constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of Company’s shareholders, declare and pay interim dividends, but any final dividends the Board declares must be approved by an ordinary resolution at a general meeting of Company’s shareholders. Company currently has not adopted a dividend policy with respect to future dividends and Company does not have any present plan to pay any cash dividends on Company Ordinary Shares in the foreseeable future after consummation of the Business Combination.

Capitalization and Other Rights

The Board may, with the approval of Company’s shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to Company’s shareholders in proportion to their shareholdings in accordance with the Company’s A&R Constitution.

Variation of Rights

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting the Company, under the Company A&R Constitution, whenever the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the voting rights of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the voting rights of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, and on a poll shall, in the case of any holder of ordinary shares, have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Issuances of New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of the Company’s shareholders in a general meeting. General approval may be sought from the Company’s shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each fiscal year). However, any approval may be revoked or varied by the Company in a general meeting.

For the issuance of new shares for the proposed sale to the public, the Company’s shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act.

Subject to this and the provisions of the Singapore Companies Act and the Company A&R Constitution, the Company’s board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which Company Ordinary Shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Conversion of Class B Shares

Under the Company A&R Constitution, each Company Class B Ordinary Share shall be convertible into one Company Class A Ordinary Share (“Conversion Ratio”) at any time at the option of the holder of that Company Class B Ordinary Share.

Under the Company A&R Constitution, subject to the Singapore Companies Act, on the date of any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of Company Class B Ordinary Shares or any legal or beneficial interest in such shares (“Transfer”), whether or not for value, by the initial registered holder thereof, unless provided otherwise in the Company A&R Constitution, the Company Class B Ordinary Shares held by the holder as registered on the register of members of the Company shall be automatically converted to Company Class A Ordinary Shares at the Conversion Ratio, effective immediately upon such Transfer (“Automatic Conversion Date”), and the person entitled to receive the Company Class A Ordinary Shares upon such conversion shall be treated for all purposes as the record holder of such Company Class A Ordinary Shares on such date. Notwithstanding anything in the Company A&R Constitution, any holder of Company Class B Ordinary Shares may charge his, her or its Company Class B Ordinary Shares to a chargee pursuant to a bona fide charge of Company Class B Ordinary Shares as collateral security for indebtedness due to the chargee so long as the Company Class B Ordinary Shares are not transferred to or registered in the name of the chargee. In the event of any charge of the Company Class B Ordinary Shares meeting these requirements, the charged shares will not be converted automatically into Company Class A Ordinary Shares. If the charged Company Class B Ordinary Shares become subject to any foreclosure, realisation or other similar action by the chargee, they will be converted automatically into Company Class A Ordinary Shares upon the occurrence of that action.

Subject to compliance with the Singapore Companies Act, each Company Class B Ordinary Share shall be automatically converted to Company Class A Ordinary Shares at the Conversion Ratio without further action by the Company or the holder thereof upon the earliest to occur of the following:

(a)	5:00 p.m., Singapore time, on the first day following the date on which Dr. Joseph Fitzsimons (the “Horizon Founder”) is no longer serving as a director or officer of Company;

(b)	the death or incapacity of the Horizon Founder; and

(c)	such time as the number of outstanding Company Class B Ordinary Shares is less than 50% the total number of outstanding Company Class B Ordinary Shares as of immediately following the completion of the amalgamation between the Horizon and Merger Sub 1, as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other like changes or transactions with respect to the Company Ordinary shares.

The Conversion Ratio may be adjusted by the directors of Company as necessary from time to time in order to account for any subdivision (by share split, subdivision, exchange, capitalization, rights issue, reclassification, recapitalization or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the Company Class A Ordinary Shares in issue into a greater or lesser number of shares without there being a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the Company Class B Ordinary Shares in issue.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. The Company A&R Constitution provides that it may issue shares of a different class with preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights as the Board may determine from time to time provided that it is approved by ordinary resolution, or if required by the statutes, special resolution at a general meeting of its shareholder.

The Company may, subject to the Singapore Companies Act and the prior approval in a general meeting of its shareholders, issue preference shares that are, at its option, subject to redemption provided that such preference shares may not be redeemed out of the capital of the Company unless:

●	all the directors have made a solvency statement in relation to such redemption; and

●	Company has lodged a copy of the solvency statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the shares must be fully paid-up before they are redeemed.

The issuance of preference shares could have the effect of decreasing the trading price of Company Ordinary Shares, restricting dividends on Company Ordinary Shares, diluting the voting power of Company Ordinary Shares, impairing the liquidation rights of Company Ordinary Shares, or delaying or preventing a change in control of the Company.

Company Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase Company Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion the Business Combination, provided in each case that the Company has an effective registration statement under the Securities Act covering the Company Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Company Class A Ordinary Shares. This means that, once the warrants become exercisable, only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Company Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Company Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Company Class A Ordinary Shares upon exercise of a warrant unless the Company Class A Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant.

If a registration statement covering the Company Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the sixtieth business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company has failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Company Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the Company’s option, require holders of Company Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Company Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Company Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Company Class A Ordinary Share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days; prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sales price of the Company Class A Ordinary Shares or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Company Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Company Class A Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise the Company’s redemption right even if they are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Company Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per Company Class A Ordinary Share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of Company Class A Ordinary Shares except as otherwise described below;

●	upon a minimum of 30 days; prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sales price of the Company Class A Ordinary Shares or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant”) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Company Class A Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of Company Class A Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of Company Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. The Company will provide the warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Company Class A Ordinary Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Company Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Company Class A Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Company Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Company Class A Ordinary Shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Company Class A Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Company Class A Ordinary Shares.

This redemption feature is structured to allow for warrants to be redeemed when the Company Class A Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Company Class A Ordinary Shares is below the exercise price of the warrants. The Company have established this redemption feature to provide itself with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per Company Class A Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of September 29, 2022. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to the Company’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and the Company will be required to pay the redemption price to warrant holders if the Company chooses to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if the Company determines it is in the Company’s best interest to do so. As such, the Company would redeem the warrants in this manner when the Company believes it is in the Company’s best interest to update the Company’s capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, the Company can redeem the warrants when the Company Class A Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to the Company’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If the Company chooses to redeem the warrants when the Company Class A Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Company Class A Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for Company Class A Ordinary Shares if and when such Company Class A Ordinary Shares were trading at a price higher than the exercise price of $11.50.

No fractional Company Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Company Class A Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Company Class A Ordinary Shares pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Company Class A Ordinary Shares, Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the warrants.

The redemption rights set forth above under “— Redemption of warrants when the price per Company Class A Ordinary Share equals or exceeds $18.00” and “— Redemption of warrants when the price per Company Class A Ordinary Share equals or exceeds $10.00” do not apply to the Company Private Warrants if, at the time of the redemption, such warrants are held by the Sponsor or certain permitted transferees. If the Company Private Warrants are transferred (other than to a permitted transferee), then the Company may redeem the Company Private Warrants on the same terms as the Company Public Warrants.

Maximum Percentage

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Company Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Company Class A Ordinary Shares is increased by a capitalization or share dividend payable in Company Class A Ordinary Shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Company Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Company Class A Ordinary Shares equal to the product of (i) the number of Company Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Company Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Company Class A Ordinary Shares, in determining the price payable for Company Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Company Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Company Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Company Class A Ordinary Shares on account of such Company Class A Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Company Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Company Class A Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Company Class A Ordinary Share in respect of such event.

If the number of outstanding Company Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Company Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Company Class A Ordinary Shares.

Whenever the number of Company Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Company Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Company Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Company Class A Ordinary Shares (other than those described above or that solely affects the par value of such Company Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which the Company are the continuing corporation and that does not result in any reclassification or reorganization of the Company’s outstanding Company Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which the Company are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Company Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Company Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Company Class A Ordinary Shares in such a transaction is payable in the form of Company Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Company Public Warrants, and, solely with respect to any amendment to the terms of the Company Private Warrants, a majority of the then outstanding Company Private Warrants. You should review a copy of the warrant agreement, which has been filed as an exhibit to the Report of which this Exhibit is filed, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Company Class A Ordinary Shares. After the issuance of Company Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Company Class A Ordinary Shares to be issued to the warrant holder.

Company Private Warrants

Except as described below, the Company Private Warrants have terms and provisions that are identical to those of the Company Public Warrants. The Company Private Warrants (including the Company Class A Ordinary Shares issuable upon exercise of the Company Private Warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination (except pursuant to limited exceptions to the Company’s officers and directors and other persons or entities affiliated with the initial purchasers of the Company Private Warrants) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Company Private Warrants on a cashless basis. If the Company Private Warrants are held by holders other than the Company’s Sponsor or its permitted transferees, the Company Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Company Public Warrants.

If holders of the Company Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Company Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The Company has policies in place that restrict insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Company Class A Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.